Exhibit 99.3

WORLD DEBUT FOR NEW-LOOK NEW FOCUS AT CLEO/IQEC 2004

SAN JOSE, Calif. (May 13, 2004): New Focus, Inc., makes its world debut as a division of Bookham Technology plc (NASDAQ: BKHM) at this month’s CLEO/IQEC 2004 in San Francisco, California, where the organization will also unveil its widest ever range of products.

New Focus, a leading provider of photonics tools to the research and industrial markets, will be using the exhibition to launch and preview several new products with an emphasis on high quality and exceptional value.

“The combined strength of New Focus and Bookham will offer customers a greater product range than ever before,” said Scott Dunbar, vice president and general manager of Bookham New Focus.  “Bookham’s leading optical components, modules and subsystems complement the expertise within New Focus in the application of photonics to the industrial market.  CLEO is the perfect forum to show how bringing together our different technologies will enhance our ability to serve both the optical network and non-telecom markets and offer new and innovative solutions to our customers.”

Visitors to the New Focus stand (booth number 421) will be able to see a new ultra-high-vacuum Picomotor™ actuator – an improved, UHV-compatible version of the standard, low-cost Picomotor actuator.  Like the standard version, the new actuator has better than 30-nm resolution and has exceptional long-term stability, with the ability to hold its position with no power applied.

Also being shown for the first time are stainless-steel gothic-arc-bearing translation stages, aluminium rotation stages, goniometers, and a vacuum-compatible closed-loop Picomotor™ actuator.

Other products on display include tunable lasers, high-stability mounts, balanced receivers and a wide variety of opto-mechanical and opto-electronic components.  High power, ultra reliability laser diodes from Bookham Zurich and leading edge thin film filters for the 300-2500 nm range from Bookham Santa Rosa will also be shown.

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If you would like to arrange an appointment to visit the New Focus stand or to request an interview, please contact Debbie Reid on +1 408 919 1526.

Notes for editors:

1.               The 2004 Conference on Lasers and Electro Optics/ International Quantum Electronics Conference (CLEO/IQEC) will be held at the Moscone Center West, San Francisco, California, 18-20 May 2004.  CLEO/IQEC is one of the field’s leading conferences, featuring a large and varied schedule of educational sessions, special“application-focused” forums, a diverse exposition showcasing both industry leaders and newly started ventures, as well as a full program ofnetworking and social events.  For more information visit http://www.cleoconference.org

2.               The new ultra-high-vacuum Picomotor™ actuators have better than 30-nm resolution over up to 1” (51-mm) travel range and 0.5” and 1” rotating shaft versions are available.

About New Focus:

Since 1990, New Focus has been a leading provider of innovative photonics to the semiconductor, defense, industrial, research, biotech/medical, and telecommunications test-and-measurement industries. New Focus’ product portfolio includes tunable lasers, optoelectronics, and advanced photonics tools and subsystems. The company is headquartered in San Jose, California, and has been a division of Bookham Technology since March 8, 2004.

For more information about New Focus, visit the www.newfocus.com.

New Focus—Thinking Photonics Solutions™

About Bookham Technology:

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers’ needs.  The company’s optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In 2003, the company acquired Ignis Optics, Inc. and the business of Cierra Photonics Inc. In March 2004, the company completed the acquisition of New Focus, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, Canada, and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1750 people worldwide.

More information on Bookham Technology is available at www.bookham.com

For more information contact:

Joanne Bradbeer	or	Debbie Reid
Phone: +44 (0)1327 356242		Phone +1 408 919 1526
E-mail: joanneb@bookham.com		E-mail: debbie.reid@bookham.com

New Focus, Inc. and Bookham Technology plc product names and slogans are trademarks or registered trademarks of Bookham Technology plc in the USA or other countries.